Feutune Light Acquisition Corporation

May 24, 2022

Via Edgar

Ms. Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Feutune Light Acquisition Corporation
Registration Statement Filed May 9, 2022
File No. 333-264221

Dear Ms. Gorman:

This letter is in response to the letter dated May 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Feutune Light Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure to clarify that our directors and officers do not have significant ties to China except that some members lived in China many years ago before they came to the United Stated for advanced education and commenced their professional careers in the United States. To address further, we also added the disclosure that all of our directors and officers are located in the United States and investors will be able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws.

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure to clarify that we believe that none of our officers, directors, and director nominees has significant ties to China except that some members lived in China many years ago before they came to the United Stated for advanced education and commenced their professional careers in the United States. To address further, we also added the disclosure that all of our directors and officers are located in the United States and investors will be able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws.

3. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

Response: Pursuant to the Staff’s comment, we revised our disclosure on page 7 to clarify that no permission or approval that our officers and directors are required to obtain from Chinese authorities to conduct the offering and search for a target company.

4. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: Pursuant to the Staff’s comment, we have included the disclosure captioned “Holding Foreign Companies Accountable Act” on page 7 to specify that our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and the Holding Foreign Companies Accountable Act will not affect us or the post-combination entity.

Risk Factors, page 30

5. Please expand your risk factors to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, we respectfully advise the Staff to refer to our response to Comment 4.

6. Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response: In response to the Staff’s comment, we respectfully advise the Staff to refer to our response to Comment 3.

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we respectfully advise the Staff to refer to our response to Comments 2 and 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Xuedong (Tony) Tian
Xuedong (Tony) Tian Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP

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